                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)

                              HANOVER DIRECT, INC.
                                (NAME OF ISSUER)

                        COMMON STOCK, $0.66-2/3 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   440506 10 3
                                 (CUSIP NUMBER)

                          THEODORE H. KRUTTSCHNITT, III
                            ONE BAY PLAZA, SUITE 850
                             1350 BAYSHORE BOULEVARD
                              BURLINGAME, CA 94010
                                (415) 348-7425
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 DECEMBER 31, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX | |.

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT | |.

                        (CONTINUED ON FOLLOWING PAGE(S))

                               PAGE 1 OF 10 PAGES

    CUSIP No. 440506 10 3

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Theodore H. Kruttschnitt, III
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER               (a) | X |
       OF A GROUP                                          (b) |  |
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            | |
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                 U.S.A.
--------------------------------------------------------------------------------
NUMBER              7      SOLE VOTING POWER                7,300,000*
OF                  ------------------------------------------------------------
SHARES              8      SHARED VOTING POWER
BENEFICIALLY        ------------------------------------------------------------
OWNED               9      SOLE DISPOSITIVE POWER           7,300,000*
BY EACH             ------------------------------------------------------------
REPORTING           10    SHARED DISPOSITIVE POWER
PERSON WITH
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY               7,300,000*
       EACH PERSON
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11)            | |
       EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT               5.04%
       IN ROW 11
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON                             IN

-------
*      See Item 5 hereof.

    CUSIP No. 440506 10 3


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. David Hakman
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2      CHECK THE APPROPRIATE BOX IF A MEMBER                     (a) | X |
       OF A GROUP                                                (b) |   |
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS                                               PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  | |
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                      U.S.A.
--------------------------------------------------------------------------------
NUMBER            7        SOLE VOTING POWER                     732,175*
OF                --------------------------------------------------------------
SHARES            8        SHARED VOTING POWER
BENEFICIALLY      --------------------------------------------------------------
OWNED             9        SOLE DISPOSITIVE POWER                732,175*
BY EACH           --------------------------------------------------------------
REPORTING         10       SHARED DISPOSITIVE POWER
PERSON WITH
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY                    732,175*
       EACH PERSON
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                      | |
       EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT                        .51%
       IN ROW 11
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON                                      IN

-----------
*      See Item 5 hereof.



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    CUSIP No. 440506 10 3

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Edmund R. Manwell
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2      CHECK THE APPROPRIATE BOX IF A MEMBER                      (a) | X |
       OF A GROUP                                                 (b) |   |
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS               | |
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                       U.S.A.
--------------------------------------------------------------------------------

NUMBER           7        SOLE VOTING POWER                       20,579*
OF               ---------------------------------------------------------------
SHARES           8        SHARED VOTING POWER
BENEFICIALLY     ---------------------------------------------------------------
OWNED            9        SOLE DISPOSITIVE POWER                  20,579*
BY EACH          ---------------------------------------------------------------
REPORTING        10       SHARED DISPOSITIVE POWER
PERSON WITH
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY                     20,579*
       EACH PERSON
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                  | |
       EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT                       .01%
       IN ROW 11
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON                                     IN

-------
*      See Item 5 hereof.


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
ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 12 to Statement on Schedule 13D relates to shares of Common Stock, par value $.66-2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation and the successor in interest to The Horn & Hardart Company (the "Company"), whose principal executive offices are located at 1500 Harbor Boulevard, Weehawken, New Jersey 07087.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) Mr. Theodore H. Kruttschnitt, III's principal occupation is investing and his business address in One Bay Plaza, 1350 Bayshore Boulevard, Suite 850, Burlingame, California 94010.

         Mr. J. David Hakman's principal occupation is serving as Chief Executive Officer of Hakman Capital Corporation, an investment banking firm located at One Bay Plaza, 1350 Bayshore Boulevard, Suite 333, Burlingame, California 94010.

         Mr. Edmund R. Manwell's principal occupation is serving as Senior Partner of the law firm of Manwell & Milton, 20 California Street, Third Floor, San Francisco, California 94111.

         (d)-(f) During the last five years, none of Messrs. Kruttschnitt, Hakman or Manwell has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Messrs. Kruttschnitt, Hakman and Manwell are all United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 31, 1996, Mr. Hakman purchased from Mr. Kruttschnitt 711,889 shares of Common Stock for $489,423.69 Of the total consideration, $440,000 is represented by Mr. Hakman's unsecured promissory note and the balance was cash. The note bears interest at 9% per annum and is due on March 31, 1998. The source of the funds to make the required payments and for the cash portion of the purchase price is Mr. Hakman's personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION.



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         Messrs. Krutchnitt, Hakman and Manwell (the "Reporting Persons") have acquired the Common Stock including the 711,889 shares of Common Stock acquired by Mr. Hakman from Mr. Kruttschnitt in order to obtain an equity position in the Company, which equity position is considered by the Reporting Persons to be an investment. Subject to availability at prices deemed favorable by the Reporting Persons, each Reporting Person may purchase additional shares from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may, subject to obtaining favorable terms, including price, attempt to or dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         After giving effect to the transaction reported herein, Mr. Kruttschnitt is the beneficial owner of 7,300,000 shares of Common Stock of the Company as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended ("Rule 13d-3"). The 7,300,000 shares of Common Stock represent, in accordance with Rule 13d-3, approximately 5.04% of the 144,828,490 shares of Common Stock outstanding as of November 7, 1996.

         After giving effect to the transaction reported herein, Mr. Hakman is the beneficial owner of 732,175 shares of Common Stock of the Company as determined in accordance with Rule 13d-3.

         Messrs. Kruttschnitt, Hakman and Manwell as a group are the beneficial owners of 8,052,754 shares of Common Stock of the Company, as determined in accordance with Rule 13d-3. The 8,052,754 shares of Common Stock represent, in accordance with Rule 13d-3, approximately 5.56% of the 144,828,490 shares of Common Stock outstanding as of November, 7, 1996.

         (b) Mr. Kruttschnitt has the sole power to vote and dispose of all his 7,300,000 shares of Common Stock.

         Mr. Hakman has the sole power to vote and dispose of all his 732,175 shares of Common Stock.

         Mr. Manwell has the sole power to vote and dispose of all his 20,579 shares of Common Stock.

         (c), (d) and (e)     Inapplicable.



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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         Reference is hereby made to Item 4 hereof for a description of certain contracts, arrangements, understandings and relationships relating to the securities of the Company. Except as described therein, none of the Reporting persons has any contract, arrangement, understanding or relations with one or more security holders of the company or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the company which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relations in the future.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Promissory Note dated December 31, 1996 in the principal amount of $440,000 payable to Theodore H. Kruttschnitt, III.








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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 6, 1997



                                         /s/ Theodore H. Kruttschnitt, III
                                         ---------------------------------
                                         Theodore H. Kruttschnitt, III







                                        8
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    January 6, 1997



                                         /s/ Edmund R. Manwell
                                         ---------------------------------
                                         Edmund R. Manwell












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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    January 6, 1997



                                         /s/ J. David Hakman
                                         ---------------------------------
                                         J. David Hakman













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